September 20, 2022

By: EDGAR Transmission - Correspondence Filing
Michael Purcell
Ethan Horowitz
Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    NiSource Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 23, 2022
File No. 001-16189

Dear Messrs. Purcell and Horowitz:

NiSource Inc. (“NiSource” or “Company”) received a letter dated September 8, 2022, from the Division of Corporation Finance, Office of Energy & Transportation, of the U.S. Securities and Exchange Commission (“Commission”), commenting on our most recent Form 10-K filed with the Commission on February 23, 2022 (“Form 10-K”) and our response dated August 30, 2022, to your comment letter dated July 21, 2022. Your comments from such letter are repeated below in bold print, followed by our response to the comments.
Response dated August 30, 2022
Risk Factors, page 14
1.We note the revised disclosure provided as part of your response to prior comment 2. Please further revise your disclosure to clarify how your use of fossil fuels may affect opinions with respect to your environmental practices (e.g., by increasing your cost of capital or limiting your access to capital markets).
Response: We have identified and disclosed in our Financial, Economic and Market Risks “Risk Factors” section on page 25 of our Form 10-K that “a change in investor sentiment toward us or the utilities industry generally could adversely affect our ability to raise additional capital or refinance debt. For example, because NIPSCO’s current generating facilities substantially rely on coal for its operations, certain financial institutions may choose not to participate in our financing arrangements. In addition, large institutional investors may choose to sell or choose not to purchase our stock due to environmental, social and governance (“ESG”) concerns or concerns regarding renewable energy supply chain challenges. Reduced access to capital markets, increased borrowing costs, and/or lower equity valuation levels could reduce future earnings per share and cash flows.” To date, we have not experienced any material impacts such as the ones

U.S. Securities and Exchange Commission
September 20, 2022

described in the preceding sentences. However, to the extent we experience any such material impacts in the future, we will provide appropriate disclosure in our future filings.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
35
2.From your response to prior comment 4, it appears that expenditures for projects that are considered “climate-related” are embedded in other disclosures regarding your capital expenditures. Please clarify for us how you considered providing disclosure that identifies capital expenditures for climate-related projects.
Response: Our primary purpose for replacing pipe and modernizing our gas infrastructure is to enhance the safety and reliability of our system. These gas modernization projects have and are expected to continue to have an ancillary benefit of reducing emissions. As emissions reductions are only a byproduct of the modernization expenditures, we are unable to reasonably determine the allocation of our capital expenditures that are climate-related. Further, management does not view the safety and emissions reductions components separately when making decisions such as capital budget allocations. In future filings, we intend to clarify that emissions reductions are an ancillary benefit of the modernization capital expenditures.
3.Your response to prior comment 5 states that you are not aware of any material specific indirect weather-related impacts on your suppliers. Please tell us how you considered providing disclosure regarding possible indirect financial and operational impacts to you from disruptions to the operations of your suppliers from severe weather.
Response: We have quarterly business review meetings with critical suppliers to monitor potential impacts, including those related to weather. Through this process, we discuss emerging issues in the supply chain, which may include weather-related events (hurricanes, floods, fires, etc). Through this process, we have not identified or experienced any material financial or operational impacts from disruptions to the operations of our suppliers, as a result of severe weather, nor have we identified any new material risks to disclose. To the extent we identify any material impacts in the future, we will provide appropriate disclosure in our future filings.
If you have any questions or comments on this letter, please direct them to me at (614) 460-6000 or ggode@NiSource.com. Thank you for your attention.
Sincerely,

/s/ GUNNAR J. GODE
Gunnar J. Gode
Vice President, Chief Accounting Officer and Controller